UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 10.7

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Radiologix Inc.

(Name of Issuer)

Common Stock ($0.001 Par Value)

(Title of Class of Securities)

75040K109

(CUSIP Number)

February 21, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ultramar Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Edward Virtue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Associates, SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Existing Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DB Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DB Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75040K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DB Capital Partners SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,593,040

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,593,040

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,593,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Radiologix, Inc. (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices 3600 Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201

Item 2.
(a)

Name of Person Filing
Ultramar Capital, Ltd.

J. Edward Virtue

MidOcean Associates, SPC;

MidOcean Partners, LP;

Existing Fund GP, Ltd.;

DB Capital Partners, L.P.;

DB Capital Partners, LLC; and

DB Capital Partners SBIC, L.P. (collectively, the "Reporting Persons.")

There is no written agreement amongst the Reporting Persons as to the disposition or treatment of the reported shares.
	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each Reporting Person is 345 Park Avenue, 16th Floor, New York, NY 10154.
	(c)	Citizenship The citizenship of each Reporting Person is set forth on the cover pages.
	(d)	Title of Class of Securities Common Stock, par value $.001 per share.
	(e)	CUSIP Number The CUSIP number of the Common Stock is set forth on the cover pages.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership

DB Capital Partners SBIC, L.P. is the direct beneficial owner of the securities. Ultramar Capital, Ltd., DB Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP, MidOcean Associates, SPC and DB Capital Partners, LLC may all be deemed to be beneficial owners of the securities as a result of their direct or indirect control relationship with DB Capital Partners SBIC, L.P.  DB Capital Partners, LLC is the general partner of DB Capital Partners SBIC, L.P.  DB Capital Partners, L.P. is the managing member of DB Capital Partners, LLC.  Existing Fund GP, Ltd. is the general partner of DB Capital Partners, L.P.  MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd., and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP. Ultramar Capital, Ltd. is the sole stockholder of MidOcean Associates, SPC.  On February 21, 2003, MidOcean Partners, LP and Existing Fund GP, Ltd. acquired an 80% limited partnership interest and a general partnership interest, respectively, in DB Capital Partners, L.P. from DB Capital Partners, Inc.  Prior to this time, none of Ultramar Capital, Ltd., Existing Fund GP, Ltd., MidOcean Partners, LP or MidOcean Associates, SPC had a beneficial ownership interest in the securities.  J. Edward Virtue may be deemed the beneficial owner of the securities because of his control of the Reporting Persons, but disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2003

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

/s/ J. Edward Virtue
J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC, on behalf of MidOcean Partners Segregated Portfolio

By:	Ultramar Capital, Ltd., sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC, on behalf of MidOcean Partners Segregated Portfolio, as general partner

By:	Ultramar Capital, Ltd., sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

EXISTING FUND GP, LTD.

By:	MidOcean Associates, SPC, sole director of Existing Fund GP, Ltd.

By:	Ultramar Capital, Ltd., sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

DB CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

DB CAPITAL PARTNERS, LLC

By:	DB Capital Partners, L.P., its managing member

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

DB CAPITAL PARTNERS SBIC, L.P.

By:	DB Capital Partners, LLC, its general partner

By:	DB Capital Partners, L.P., its managing member

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer